EXHIBIT 99.1

                                                                            NEWS
                             FOR IMMEDIATE RELEASE

[Boston Scientific Logo]

                      BOSTON SCIENTIFIC ANNOUNCES AGREEMENT
                     TO ACQUIRE CARDIAC PATHWAYS CORPORATION

                 Acquisition to strengthen and broaden company's
                     product offerings in electrophysiology

Natick, MA and Sunnyvale, CA (June 29, 2001) - Boston Scientific Corporation (NYSE:BSX) and Cardiac Pathways Corporation (NASDAQ:CPWY) today announced the signing of a definitive agreement for Boston Scientific to acquire Cardiac Pathways in an all cash transaction for a purchase price of approximately $115 million, or $5.267 per common share. The transaction, which will be accomplished by a cash tender offer and follow-on merger, is expected to close in the third quarter of 2001. The tender offer for the common shares of Cardiac Pathways is expected to commence in early July and is conditioned upon approval by regulatory authorities and other customary conditions. Management and certain stockholders of Cardiac Pathways holding a majority of Cardiac Pathways voting securities have agreed to support the acquisition by tendering their common shares into the tender offer or selling their securities to Boston Scientific. The Cardiac Pathways board has unanimously voted to recommend the tender offer. The acquisition is expected to be modestly dilutive to earnings in 2001.

The acquisition will strengthen and broaden Boston Scientific's product offerings in electrophysiology (EP). Cardiac Pathways will become part of Boston Scientific's EP Technologies(TM) division, its cardiac electrophysiology unit.

Cardiac Pathways was founded in 1991 and conducted its initial public offering in 1996. Its headquarters and manufacturing facilities are located in Sunnyvale, CA.

Cardiac Pathways designs, manufactures and markets minimally invasive systems used by electrophysiologists to diagnose and treat cardiac tachyarrythmias (abnormally rapid heart rhythms), which if untreated can cause palpitations, fainting and sudden cardiac arrest. Cardiac Pathways' products consist principally of systems for performing ablation treatment (a nonsurgical, minimally invasive technique for neutralizing heart tissue

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June 29, 2001

responsible for starting or maintaining a tachyarrythmia) and for diagnostic mapping (locating the source of the tachyarrythmia within the heart).

Its sales for fiscal year 2001 (July 1, 2000 to June 30, 2001) are expected to be $13 million, nearly double the prior year's sales of $6.8 million.

Cardiac Pathways' two major technologies are the Chilli(R) Cooled Ablation Catheter and the Realtime Position Management(R) (RPM) System, a cardiac mapping and catheter navigation technology.

The Chilli Cooled Ablation Catheter is designed to treat tachyarrythmias using radiofrequency ablation to create lesions in cardiac tissue. During some radiofrequency ablation procedures, excessive heating of the heart tissue and the ablation electrode can limit the level of radiofrequency energy delivered and therefore the success of the treatment. Incorporating a closed system of fluid circulation, the Chilli Cooled Ablation Catheter allows circulating fluid to cool the catheter ablation electrode during the delivery of radiofrequency energy. A programmable pump injects fluid into a catheter lumen that circulates the fluid to the electrode tip and back to the fluid pump. The circulation of fluid draws heat away from the metal electrode and from the electrode-to-tissue interface, which allows the delivery of higher radiofrequency power levels without excessive heating. Higher power levels allow for the creation of wider and deeper lesions than those created by lower levels, increasing the likelihood of a successful ablation. The Chilli catheter is the only fluid-cooled EP catheter ablation technology approved by the U.S. Food and Drug Administration.

The RPM system identifies and maps the source of a tachyarrythmia and guides a catheter or catheters to the treatment site. The catheters contain ultrasound transducers used to triangulate - in real time - the positions of the catheters within the heart. The system combines the ultrasonic signals with three-dimensional graphics to display catheter position and to track movement, while recording the associated intracardiac electrograms.

Together, the two technologies offer an integrated approach to the diagnosis and treatment of tachyarrythmias that Cardiac Pathways believes can substantially reduce mapping, fluoroscopy and ablation time.

"Bringing Cardiac Pathways into Boston Scientific represents a strengthening of our electrophysiology franchise and a deepening of our commitment to our customers in this market," said Jim Tobin, President and Chief Executive Officer of Boston Scientific. "It will also significantly strengthen our offerings in the EP catheter ablation segment of the

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June 29, 2001

cardiac rhythm management market. We will now be able to offer electrophysiologists additional products and technologies, most notably the Chilli Catheter and the RPM System. These are sophisticated and effective technologies that complement our existing product line and bring highly advanced diagnostic and treatment tools to the EP lab. Cardiac Pathways' products and technologies focus on the most complex cardiac rhythm disorders, which represent the most significant growth opportunities in the EP market."

"The vision of Cardiac Pathways has been to pioneer novel approaches for diagnosing and treating complex cardiac arrhythmias," said Tom Prescott, President and Chief Executive Officer of Cardiac Pathways. "Combining new products like the Chilli Catheter and the RPM System with the vast sales and marketing resources of Boston Scientific will accelerate adoption and routine use of these technologies. Our mutual customers and their patients will be well served by this winning combination."

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Boston Scientific officials will be discussing the acquisition with analysts on a conference call at 1:30 p.m. ET today. The company will webcast the conference call simultaneously to all interested parties through its website
(www.bsci.com). Details on how to access the webcast will be available on the website beginning at 11 a.m. ET. To ensure a timely connection to the webcast, it is recommended that users register at least 15 minutes before the conference call. The webcast will be available for seven days on the Boston Scientific website.
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Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. The company's products are used in a broad range of interventional medical specialties.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Boston Scientific and Cardiac Pathways wish to caution the reader of this press release that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, the inability to obtain or meet conditions imposed for regulatory approvals, the risk that Boston Scientific and Cardiac Pathways businesses will not be integrated successfully, risks associated with new product development and commercialization, clinical trials, competitive offerings, each company's overall business strategy, and other factors described in each company's filings with the Securities and Exchange Commission.


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June 29, 2001

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Cardiac Pathways. The tender offer will be made solely by an offer to purchase and a related letter of transmittal to be disseminated upon the commencement of the tender offer. Holders of Cardiac Pathways securities should read the Tender Offer Statement on Schedule TO filed by Boston Scientific when it becomes available, as well as the Schedule 14D-9 to be filed by Cardiac Pathways, as they will contain important information about the tender offer. Investors can obtain the Tender Offer Statement on Schedule TO, the Schedule 14D-9, and other filed documents, for free from the Securities and Exchange Commission's website http://www.sec.gov.

                    CONTACT:  Milan Kofol (508-650-8569)
                              Investor Relations
                              Boston Scientific Corporation

                              Paul Donovan (508-650-8541)
                              Media Relations
                              Boston Scientific Corporation

                              Thomas M. Prescott (408-720-2808)
                              President and Chief Executive Officer
                              Cardiac Pathways Corporation

                              Eldon Bullington (408-720-2864)
                              Vice President Finance and Chief Financial Officer Cardiac Pathways Corporation